Note 8 – Income Taxes

The provision (benefit) for income taxes consists of the following:

		2015	2014
Current	$	37,000	38,000
Deferred		13,000	28,000
	$	50,000	66,000

The provision (benefit) for income taxes is different from the amounts computed at federal statutory rates for the following reasons:

		2015	2014
Federal tax at statutory rates	$	32,000	55,000
State tax at statutory rates		5,000	7,000
Insurance		5,000	(1,000)
Meals and entertainment		6,000	5,000
Other		2,000	-
	$	50,000	66,000

Deferred tax assets (liabilities) consist of the following:

		2015	2014
Revenue and expense recognition	$	(50,000)	(36,000)
Depreciation		(9,000)	(7,000)
Charitable contribution carryforward		8,000	5,000
	$	(51,000)	(38,000)